Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Excerpts from the transcript of the Deutsche Bank Leveraged Finance Conference

October 2, 2018

CORPORATE PARTICIPANTS

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

Anthony Francis Klarman Deutsche Bank AG, Research Division - MD and Global Head of High Yield Research

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QUESTIONS AND ANSWERS

Anthony Francis Klarman - Deutsche Bank AG, Research Division - MD and Global Head of High Yield Research

Yes, and thanks for coming. Actually, the whole T-Mobile crew is here. You’ve had quite a year. Rather than kind of dancing around the issue, I guess wanted to hit it straight on. Just let’s hear again kind of the case behind the merger. Obviously, it was tried once and didn’t happen, and sort of what changed to allow you to kind of go forward a second time? And really get to the point where you can ink the deal? And what is the real case we should all be thinking about as to why the economics are so compelling and the time is right for this to happen?

J. Braxton Carter - T-Mobile US, Inc. - Executive VP & CFO

Yes, I think that, I mean, there’s a variety of things that you have to look at. But we have an industry here in the U.S. and wireless, it’s very concentrated with the duopoly. 85% of the cash flow coming out of wireless is embedded in AT&T and Verizon. And T-Mobile, certainly, has been making significant progress, but that is a scale issue. When you look at the margins and what’s happening when you analyze AT&T and Verizon versus a T-Mobile or Sprint, in a highly capital-intensive business with significant fixed cost, that scale is a very, very large unlock. And one of the things that I think is particularly interesting is conventional wisdom is hey, it’s a 4-player market. You can argue it’s actually more players in the market now with Comcast and Charter coming on. But I think a very, very different way of looking at it, this merger basically takes 2 to 3, 2 scaled national competitors going to 3 scaled national competitors, which, by definition, will increase the competitive environment in the U.S. relative vis-à-vis to what AT&T and Verizon have historically experienced. I think another thing that’s very different that allowed us to put this transaction together is the promise of 5G. And you look over the last — really, this year, I mean, look at the dialogue going on, on 5G versus the dialogue that went on in 2017, it’s becoming more and more a reality, and is of vital interest to the U.S. and to the consumers of the U.S., and that’s what the regulatory bodies care about. Is this combination good for the U.S. consumer? And by positioning a carrier in the U.S. to be able to have best-in-class 5G capability, which we certainly had with 4G LTE as an industry, and look at the industries that ultimately respond off that higher-speed connectivity, that had its foundations in U.S. innovation. And it’s not that Sprint can’t do 5G on their own, it’s not that T-Mobile can’t do 5G, certainly AT&T and Verizon are doing 5G. What we’re talking about is a significant step-up in the ability to provide a differentiated 5G through the combination of the assets of the 2 companies. And I think that’s a very different dialogue today than it would have been in 2017. And I think the recognition on a national basis, I mean, just look at the activity going in Washington around 5G. And the fact of the matter, we’ve spent a tremendous amount of time over the last 6 months meeting with the regulatory bodies in Washington and educating them. We followed our PIS. We just followed all the data relating to the second request coming out of the DOJ. And we filed an economic model that beyond a shadow of a doubt demonstrates

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factually that the 5G network that is going to be created with the combination of these 2 companies is going to be of extreme benefit to the consumer. An eight-fold increase in capacity over what could be done on a standalone basis, a 15% or 15x increase in the speed of the network over what can be done on a standalone basis. And it’s really taking the unique assets of both companies and putting them together that’s creating a truly differentiated 5G approach going forward. I mean, certainly, we believe that this is job accretive. We’ve been very, very clear on that. But I think that 5G part of the equation, I mean, the conventional industrial logic of scale has always been there. And our business case on 5G is, at this point, capacity driven. And we believe, and again, Neville’s always been a pioneer and is being very efficient with those deployment as we’re rolling out to 600, we’re laying the foundation, dual-band radios that are 5G compatible from a hardware standpoint, all we got to do is do the software upgrade when the time is appropriate. But the investment profile is on a scaling company and a rapidly scaling company having the capacity to support that future growth to leverage the fixed cost in the business, as we continue to scale organically and then inorganically with the combination of Sprint. And that’s the way that we’ve justified the investment and our plans going forward. But what it doesn’t take into account — in all of our synergy communications on the merger, what it doesn’t take into account, the things that we can’t even sit here and imagine that are going to be spawned and created out of 5G technology. I mean, roll back 8 years and think about how your life has changed on ways that 4G technology is enabled. I mean, look at the disruption. I mean, look at in Uber for example. And with 5G, you have a massive increase in the download capability in a truly mobility environment. And hey, everybody throws all the buzzwords, new VI, VR, AI, I mean, all the things that can happen. How do you build a business case on that today? It’s very, very difficult because it really doesn’t exist. But those business cases will develop in these new applications, the new way to leverage the capabilities of this network is going to create tremendous value in the future. And I think that when our ecosystem stepped back and looked at the difference between this year versus when we engaged last year versus when we engaged in ‘14, this is much, much more of a reality coming together. And quite frankly, we don’t want to miss an incredible opportunity to not only create value for the consumers from the U.S. but to create value for our stakeholders as a combined company. So that’s one of the things I would point to as one of the largest differences between then and now.

Anthony Francis Klarman - Deutsche Bank AG, Research Division - MD and Global Head of High Yield Research

Yes, you guys made an interesting hire recently in hiring Sunit Patel, who obviously everyone in the room is pretty familiar with. He’s been in the high-yield market a long time, and he’s be going to be tasked with looking at a lot of the integration and some of the strategy around integrating the assets, and I know you’ve got a lot of integration stuff that you’ve done. How much can you do in advance of the merger closing in terms of sort of prepping the company for what becomes the NewCo?

J. Braxton Carter - T-Mobile US, Inc. - Executive VP & CFO

Well, first of all, we couldn’t be more pleased bringing Sunit onboard. I mean, I’ve watched him for 15 years, I’ve known him for a significant period of time, and it would’ve been very easy to throw Level 3 into bankruptcy. And they kept that company together, never went into bankruptcy and created what there is today, I mean, a very, very accomplished individual. And to bring somebody like that in to directly oversee the integration of the effort, the integration efforts between Sprint and T-Mobile, which is a very collaborative effort, we couldn’t be more pleased. There are limitations. Given the antitrust concerns, you can’t do anything. You can’t gun jump. You can’t make decisions relative to the operations of the other party. But what we can do is have a full playbook put together, people, strategy, system migration, network migration and have everything — the playbook defined and developed and the minute that we do close, being able to execute immediately to that playbook versus being in a position of, okay, now what do we do now? We caught this bus, and it’s closed. And having somebody of his capabilities overseeing that effort. Again, I think it was a major coup. And I think it was interesting watching the market reaction. And I don’t — personally, and I don’t have the internal visibility, I don’t think there’s anything fundamentally wrong with the value creation story of CenturyLink. I think Sunit looked at where the future is going. And being part of a larger company that’s more scaled and the promise of what 5G can do to really revolutionize and being in a company that that’s what the orientation, I think that was very, very appealing to him. I can’t speak for him, but it makes a lot of sense.

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Anthony Francis Klarman - Deutsche Bank AG, Research Division - MD and Global Head of High Yield Research

So let’s leave the merger aside for a second and think about T-Mobile standalone. Your coverage is now at parity and your speeds are rivaling or bettering theirs in most markets. 5G is coming, and we’re hearing people talk about the need for what now is considered higher band spectrum, high band used to be everything above 2, now it seems like high is over 4. We’ve got some interesting spectrum bands coming up, the C-band, Intelsat, which is next door, talking about some of their plans with C-band. We have CBRS. What role do those bands play into the future of the T-Mobile 5G network, and how do you think about allocating capital and priorities around that?

J. Braxton Carter - T-Mobile US, Inc. - Executive VP & CFO

Yes, so I guess the first thing, where I’d like to start is 5G is a spectrum-agnostic technology. There are certain people who tried to paint it as something else. And if you really listen to what Neville has to say, and you listen to really deeply to what other carriers have to say, you will utilize all forms of spectrum in the deployment of 5G. And Neville refers to it as a layer cake. First of all, how could you ever have a ubiquitous nationwide mobility 5G network without deploying 5G on low band? That just goes back to the basic and obviously would never justify a business case because the densification that’s required to make a ubiquitous experience is not possible economically in the more rural parts of America. Take major metropolitan areas. The physics of the physics — the physics are the physics of the spectrum. The technology doesn’t change it. It’s an efficient use of the spectrum that the technology is delivering. And in the major metropolitan areas, to penetrate these large, concrete structures, you need low-band spectrum. But with low-band spectrum, you’re not going to have the speed, you’re not going to have the capacity to carry. And that’s why mid-band, what we would traditionally refer to mid-band is a very, very important part of that. And then on top of that, with the business case much more situated to major dense urban areas, higher-band spectrum, which has a significant step-up in the speed of throughput. And all of these different types of spectrum will work together, just like they work together today with 4G, although really high millimeter wave spectrum, there’s not really a use case in 4G or it’s much, much more difficult. But it will all work together to piece a fully mobile nationwide 5G network together. And a lot of it gets confusing. Verizon, although I think they’ve walked it back a little bit, hey, it’s all millimeter wave, but they’re talking about fixed wireless deployment. It’s very different than mobility. And to answer your question specifically, we own high millimeter wave spectrum in kind of the major Metro areas. We got it from Metro when we bought Metro 5.5 years ago. But we will certainly, we filed for the — to participate in the 28 24 auction. We can’t really comment about that because we’re in the quiet period, but we’re very interested in building our portfolio of high millimeter wave spectrum, particularly in the highly dense urban areas where the value — what really makes a larger difference. From a financial envelope standpoint, I think we talked a little bit, when we announced the merger, that we had an envelope already put into funding. But you have to remember, the valuation of high millimeter wave spectrum is very different than the valuations of other types of spectrum. And the good news is there’s a lot of potential sources of high millimeter wave spectrum that’s going to come to fruition over the next 2 or 3 years. Now the flip side of it, you need a lot more of it. You — and again, it’s the physics of the type of spectrum. But 40 megahertz worth of high millimeter wave spectrum isn’t going to cut it. You’re talking about hundreds of megahertz. But there are many, many sources of spectrum coming, but carriers are going to need a lot of it. But it still has a very different valuation than other traditional types of spectrum that we’ve dealt with in the past. But no, we’re definitely — we’ll be a player within our financial envelope. In the context of NewCo, we took a conservative approach. We’re fully funding the business out the get go. Fulling funding all costs to achieve fully funding our envelope for high millimeter wave spectrum. But yes, it’s important.

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Anthony Francis Klarman - Deutsche Bank AG, Research Division - MD and Global Head of High Yield Research

Right. So we’ve just got a couple of seconds left. I was wondering if maybe you could give us any insight as to how we should think about the timing of obviously the transaction from here. I know you’ve been in front of the regulators a bunch. You had originally talked about a 9- to 12-month kind of regulatory process. Do you still feel confident in that time line based upon the meetings and the conversations you’re having in DC and elsewhere?

J. Braxton Carter - T-Mobile US, Inc. - Executive VP & CFO

Yes. So we’re 6 months into it. I think that the collective teams of Sprint and T-Mobile have done an amazing job. We haven’t politicized the process. We have spent the last 5 months meeting with every part deep into these regulatory bodies, meeting with states and telling the story. And more importantly, putting the facts behind the story. You saw our PIS. We’re just finished up our second request response with the DOJ. The shot clock got paused, and it’s something just came out that extended more. But I think that’s an extreme positive. In the FCC’s own words, this is the most comprehensive and complicated model that’s ever been presented to us. We’re backing the positioning with absolute hard facts that fully support that — what they care about is it’s good for the American consumer, that fully support that this transaction, in fact, is not only good for the American consumer, it’s good for America. And we really appreciate the diligence that they’re taking. They’ve been — everybody has been very open. But at this point, we’re obviously optimistic. You don’t go out and hire somebody like Sunit unless you’re pretty optimistic or know that he’ll accept the job. That things will come to fruition. But there’s still more to go through. We are not through it. But I think we’ve done about as good of a job as positioning and backing our positioning with facts as any would, anyone could have. And I’m really proud of the efforts of both Sprint and T-Mobile in getting to where we are today.

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Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.